This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD QUARTER 2021 FINANCIAL AND OPERATING RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, November 3, 2021 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2021. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and nine months ended September 30, 2021 and 2020, are available on TransGlobe's website at www.trans-globe.com.

FINANCIAL HIGHLIGHTS:

▪

Third quarter sales averaged 14,868 boe/d including 307.5 Mbbls sold to EGPC for net proceeds of $20.9 million and one cargo lifting of 499.6 Mbbls of entitlement crude oil for net proceeds of $33.3 million (collected in August 2021). The overlift portion of the cargo (~221.7 Mbbls) will be settled through future entitlement crude oil production at West Gharib;

▪	Average realized price for Q3-2021 sales of $60.85/boe; Q3-2021 average realized price on Egyptian sales of $64.73/bbl and Canadian sales of $36.82/boe;
▪	Funds flow from operations of $12.4 million ($0.17 per share) in the quarter;
▪	Third quarter net earnings of $37.1 million ($0.51 per share), inclusive of a $31.5 million non-cash impairment reversal and a $1.3 million unrealized gain on derivative commodity contracts;
▪	Ended the third quarter with positive working capital of $17.7 million, including cash of $54.0 million;

OPERATIONAL HIGHLIGHTS:

▪

Third quarter production averaged 13,342 boe/d (Egypt 11,276 bbls/d, Canada 2,066 boe/d), an increase of 265 boe/d (2%) from the previous quarter, primarily due to well optimization activities and new drilling in Egypt, partially offset by natural declines while awaiting the production start from new drilling in Canada;

▪	Production in October averaged ~13,882 boe/d (Egypt ~10,964 bbls/d, Canada ~2,918 boe/d), an increase of 4% from Q3-2021;
▪

Ended the quarter with nil entitlement crude oil inventory, a decrease of 140.3 Mbbls from Q2-2021. This decrease is due to an increase in sales volumes as a result of the Q3-2021 cargo lifting, partially offset by a slight increase in production;

▪

Drilled two development oil wells at West Bakr in the Eastern Desert, Egypt, both successfully encountering oil-bearing sands and placed on production. A third development oil well was spud at West Bakr subsequent to the quarter;

▪	Drilled one well at North West Gharib in the Eastern Desert, Egypt;
▪	Drilled an oil exploration well on the SGZ-7B prospect at South Ghazalat in the Western Desert, Egypt subsequent to the quarter;
▪	Drilled, completed, and equipped the one 2-mile and two 1-mile horizontal wells in the northern area of the Company’s Cardium reservoir extension in South Harmattan;
▪	Brought the 2-mile well in South Harmattan on production;

CORPORATE HIGHLIGHTS:

▪

Amounts outstanding under the Mercuria prepayment agreement were repaid in full during the quarter. On September 27, 2021 the prepayment agreement was amended to $10 million (undrawn) and extended to December 31, 2021 to coincide with the expiry of the Company’s remaining Brent crude oil hedges of 150 Mbbls; and

▪

The Company announced a merged concession agreement with a 15-year primary term and improved Company economics on December 3, 2020. The agreement is currently awaiting ratification by the Egyptian Parliament but will have a February 2020 effective date upon ratification. As such, the results achieved in Q3-2021 and year to-date are exclusive of any effective date adjustments that will be made upon ratification.

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2021	2020	% Change	2021	2020	% Change
Petroleum and natural gas sales[2]	83,234	33,046	152	210,528	137,782	53
Petroleum and natural gas sales, net of royalties[2]	42,316	16,740	153	110,963	81,366	36
Realized derivative (loss) gain on commodity contracts	(2,188)	662	(431)	(7,379)	6,807	(208)
Unrealized derivative gain (loss) on commodity contracts	1,327	(267)	(597)	(2,891)	761	(480)
Production and operating expense	16,741	11,473	46	45,912	45,136	2
Overlift	15,551	-	100	15,551	-	100
Selling costs	2,161	54	3,902	3,866	1,103	250
General and administrative expense	4,230	2,542	66	12,937	8,397	54
Depletion, depreciation and amortization expense	6,592	5,493	20	18,366	23,402	(22)
Income tax expense	6,096	3,092	97	16,361	10,122	62
Cash flow generated by (used in) operating activities	27,026	(3,349)	(907)	46,918	17,529	168
Funds flow from operations[1]	12,381	323	3,733	29,562	23,241	27
Basic per share	0.17	0.00		0.41	0.32
Diluted per share	0.17	0.00		0.41	0.32
Net earnings (loss)	37,080	(5,957)	(722)	33,778	(74,542)	(145)
Basic per share	0.51	(0.08)		0.47	(1.03)
Diluted per share	0.51	(0.08)		0.46	(1.03)
Capital expenditures	11,624	437	2,560	18,128	7,243	150
Working capital	17,667	12,708	39	17,667	12,708	39
Long-term debt, including current portion	6,882	25,946	(73)	6,882	25,946	(73)
Common shares outstanding
Basic (weighted average)	72,542	72,542	-	72,542	72,542	-
Diluted (weighted average)	72,980	72,542	1	72,983	72,542	1
Total assets	267,263	205,583	30	267,263	205,583	30

Operating
Average production volumes (boe/d)	13,342	12,044	11	12,884	13,774	(6)
Average sales volumes (boe/d)[2]	14,868	10,680	39	13,719	15,344	(11)
Inventory (Mbbls)	-	534.2	(100)	-	534.2	(100)
Average realized sales price ($/boe)[2]	60.85	33.63	81	56.21	32.77	72
Production and operating expenses ($/boe)[2]	12.24	11.68	5	12.26	10.74	14
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]	Excludes the impact of the Q3-2021 overlift of $15.6 million (221.7 Mbbls).

	2021			2020
Average reference prices and exchange rates	Q-3	Q-2	Q-1	Q-4	Q-3
Crude oil
Dated Brent average oil price ($/bbl)	73.47	68.83	60.82	44.29	42.96
Edmonton Sweet index ($/bbl)	66.61	63.01	52.54	38.50	37.35
Natural gas
AECO ($/MMBtu)	2.97	2.48	2.30	2.18	1.69
US/Canadian Dollar average exchange rate	1.26	1.23	1.27	1.30	1.33

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 13,342 barrels of oil equivalent per day ("boe/d") during the third quarter of 2021. Egypt production was 11,276 barrels of oil per day ("bbls/d") and Canada production was 2,066 boe/d. Production for the quarter was slightly above full year 2021 guidance of 12,000 to 13,000 boe/d and 2% higher than the previous quarter. The increase was primarily due to well optimization activities and new drilling in Egypt, partially offset by natural declines while awaiting the production start from new drilling in Canada.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $64.73 per barrel in Egypt during the quarter. In Canada, the Company received an average of $65.43 per barrel of oil, $35.40 per barrel of NGLs and $2.71 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q3-2021, the Company had funds flow from operations of $12.4 million and ended the quarter with positive working capital of $17.7 million, including cash of $54.0 million. The Company had net earnings in the quarter of $37.1 million, inclusive of a $1.3 million unrealized derivative gain on commodity contracts which represents a fair value adjustment on the Company's hedging contracts at September 30, 2021. Net income was also inclusive of a non-cash impairment reversal of $31.5 million on the Company’s petroleum and natural gas (“PNG”) assets that was recognized due to the sustained increase and stabilization in forecasted commodity prices in 2021.

The Mercuria prepayment agreement was fully repaid during the quarter with the final $10.0 million being paid in August 2021. On September 27, 2021 the prepayment agreement was amended to $10.0 million (undrawn) and extended to December 31, 2021 to coincide with the expiry of the Company’s remaining Brent crude oil hedges of 150 thousand barrels (“Mbbls”).

In Egypt, the Company sold 307.5 Mbbls of entitlement crude oil to the Egyptian General Petroleum Company (“EGPC”) and sold one cargo lifting of 499.6 Mbbls of entitlement crude oil to third-party buyers during the quarter. The cargo resulted in an overlift of 221.7 Mbbls by TransGlobe. The overlift will be settled as the Company delivers the equivalent future entitlement production from West Gharib to EGPC. All Canadian production was sold during the quarter.

As announced on December 3, 2020, the Company has reached an agreement with EGPC to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. As previously announced, the Company is now expecting ratification to occur in Q4-2021. The February 1, 2020 effective date for the improved concession terms is supportive of increased investment in advance of ratification.

In Egypt, the Company drilled two development oil wells in the Eastern Desert at West Bakr. The K-62 development well was drilled to a total depth of 1,473 meters, and encountered oil-bearing sands in the Asl-A formation. The second well in West Bakr, K-65, was drilled to a total depth of 1,730 meters, and encountered oil-bearing sands in the Asl-A, Asl-B, Asl-C, Asl-D and Asl-E formations. The Company drilled one additional well in the Eastern Desert at North West Gharib, NWG-3B-2, to a total depth of 1,627 meters to assess Red Bed potential in the northern area of TransGlobe’s development leases. The well encountered Red Bed sands which were wet. The results are under evaluation to identify any up-dip sidetrack potential.

In Canada, the Company successfully drilled, completed, and equipped one 2-mile and two 1-mile horizontal wells in the northern area of the Cardium reservoir extension at South Harmattan, first identified by the 2-20 well in 2019. The 2-mile well was brought on production at the end of Q3-2021, while the other two wells were brought on production in October. All three wells initially flowed without the assistance of pumps. As of month end, two of the wells ceased flowing naturally, as anticipated, and are now equipped with pumps. The third well continues to flow naturally and will be equipped with a pump when the unassisted flow ceases. Initial production rates (IP30 and IP60) will be made available once sufficient data has been acquired.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2021 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at September 30, 2021, the Company had a working capital surplus of $17.7 million (December 31, 2020 - $15.3 million). The increase in working capital is primarily due to an increase in cash resulting from collections on accounts receivable in the period and an increase in accounts receivable due to increased sales in Q3-2021. These increases were partially offset by a decrease in crude oil inventory and increase in overlift liability as a result of the Q3-2021 cargo lifting, an increase in the derivative commodity contracts liability from increased commodity pricing and an increase in accounts payable driven by the 2021 capital program.

All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to nine months in 2017, and has since fluctuated within an acceptable range. As at September 30, 2021, amounts owing from EGPC were $24.5 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 307.5 Mbbls of entitlement crude oil to EGPC in Q3-2021 for net proceeds of $20.9 million and sold one cargo lifting of 499.6 Mbbls of entitlement crude oil for net proceeds of $33.3 million (collected in August 2021). The overlift portion of the cargo (221.7 Mbbls) will be settled through future entitlement crude oil production at West Gharib. During the third quarter of 2021, the Company collected a total of $4.5 million of accounts receivable from EGPC, an additional $3.7 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at September 30, 2021, the Company held no crude oil inventory.

As at September 30, 2021, the Company had $27.7 million of revolving credit facilities with $6.9 million drawn and $20.8 million available. The Company has a prepayment agreement with Mercuria that was amended to $10.0 million (undrawn) and extended to December 31, 2021 to coincide with the expiry of TransGlobe’s remaining Brent crude oil hedges. During the quarter, the prepayment agreement was fully repaid in the amount of $10.0 million. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$22.5 million ($17.7 million), of which C$8.7 million ($6.9 million) was drawn and outstanding. During the nine months ended September 30, 2021, the Company had drawings of C$0.4 million ($0.3 million) on this facility.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

5

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

The Company continues to utilize the EDC-64 rig drilling development oil wells.

In West Bakr, the Company successfully drilled two development oil wells during Q3-2021 and moved on to a third well (K-66) at quarter end.

The K-62 development well was drilled to a total depth of 1,473 meters, and encountered oil-bearing sands in the Asl-A formation. The reservoir section has been fully logged and evaluated, with an internally estimated 24.2 meters of net oil pay in the Asl-A reservoirs. The Asl-A2 was completed for oil production and came on production at a field estimated 120 bbls/d of oil.

The second well in West Bakr (K-65) was drilled to a total depth of 1,730 meters, and encountered oil-bearing sands in the Asl-A, Asl-B, Asl-C, Asl-D and Asl-E formations. The reservoir section has been fully logged and evaluated, with an internally estimated 10.6 meters of net oil pay in the Asl-A sand, 12.5 meters of net oil pay across the Asl-B sand, 6.1 meters of net oil pay across the Asl-C sand, 5.5 meters of net oil pay across the Asl-D sand and 11.4 meters of net oil pay in the Asl-E sand (total net oil pay 46.1 meters). The Asl-E was completed for production in this well and came on production at a field estimated 520 bbls/d oil. The Asl-A, Asl-B, Asl-C, and Asl-D are expected to be recovered through future recompletions of this well.

The Company drilled one well in North West Gharib (NWG-3B-2) to a total depth of 1,627 meters to assess Red Bed potential in the northern area of TransGlobe’s development leases. The well encountered Red Bed sands which were wet. The results are under evaluation to identify any up-dip sidetrack potential.

Production

Production averaged 10,653 bbls/d during the quarter, an increase of 7% (736 bbls/d) from the previous quarter. The increase was primarily due to well optimization activities and new drilling, partially offset by natural declines.

Production in October 2021 averaged ~10,445 bbls/d.

Sales

The Company sold 285.9 Mbbls of entitlement crude oil to EGPC and sold one cargo lifting of 499.6 Mbbls of entitlement crude oil to third-party buyers during the quarter. The remaining overlift position (221.7 Mbbls) will be settled as the Company delivers equivalent future entitlement production from West Gharib.

Quarterly Eastern Desert Production (bbls/d)	2021			2020
	Q-3	Q-2	Q-1	Q-4
Gross production rate[1]	10,653	9,917	10,050	10,129
TransGlobe production sold (inventoried)	1,525	3,465	(2,531)	3,328
Total sales[3]	12,178	13,382	7,519	13,457

Government share (royalties and tax)	6,050	5,229	5,680	5,715
TransGlobe sales (after royalties and tax)[2]	6,128	8,153	1,839	7,742
Total sales[3]	12,178	13,382	7,519	13,457
[1]	Quarterly production by concession (bbls/d):
West Gharib – 2,932 (Q3- 2021), 3,024 (Q2-2021), 3,076 (Q1-2021), and 3,113 (Q4-2020)
West Bakr – 7,257 (Q3-2021), 6,327 (Q2-2021), 6,415 (Q1-2021), and 6,656 (Q4-2020)
North West Gharib – 464 (Q3-2021), 566 (Q2-2021), 559 (Q1-2021), and 360 (Q4-2020)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.
[3]	Excludes the impact of the Q3-2021 overlift of 221.7 Mbbls.

6

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

The Lower Bahariya reservoir at SGZ-6X continues to produce on Gas Oil Ratio (“GOR”) control at a field estimated ~490 bbls/d of light oil with a 54% watercut.

With improved oil prices and spare capacity available in the South Ghazalat early production facility, the Company has accelerated drilling of an oil exploration well on the SGZ‑7B prospect to the east of SGZ-6X. The SGZ-7B well was drilled to a total depth of 5,240 feet MD and encountered gas-bearing sands in the Upper Bahariya formation and oil-bearing sands in the Lower Bahariya formation. It has been cased for further testing and evaluation. This well fulfills the Company’s commitment to EGPC as part of the South Ghazalat development lease approval in 2019.

Production

Production averaged 623 bbls/d during the quarter, a decrease of 23% (187 bbls/d) from the previous quarter. The decrease was primarily due to natural declines.

Production in October 2021 averaged ~519 bbls/d.

Sales

The Company sold 21.6 Mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Western Desert Production (bbls/d)	2021			2020
	Q-3	Q-2	Q-1	Q-4
Gross production rate	623	810	188	139
Total sales	623	810	188	139

Government share (royalties and tax)	388	504	117	86
TransGlobe sales (after royalties and tax)[1]	235	306	71	53
Total sales	623	810	188	139
[1]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

CANADA

Operations and Exploration

The Company successfully drilled, completed, and equipped one 2-mile and two 1-mile horizontal wells in the northern area of TransGlobe’s Cardium reservoir extension at South Harmattan, first identified by the 2-20 well in 2019. The 2-mile well was brought on production at the end of September 2021, while the other two wells commenced production in October. All three wells initially flowed without artificial lift. Two of the wells ceased natural flow, as anticipated, and are now equipped with pumps, while the third well continues to flow unassisted.

Additional information on individual well performance will be provided when sufficient stabilized production history has been obtained late 2021 / early 2022.

In Canada, ethane extraction from gas stream at the 3rd party processing facility resumed in October, resulting in increased production on a boe basis.

Production

In Canada, production averaged 2,066 boe/d during the quarter, a decrease of 284 boe/d (12%) from the previous quarter and below full year 2021 guidance of 2,300 to 2,500 boe/d. The decrease in production from the previous quarter is primarily due to natural declines while awaiting the production start from new drilling.

Production in October 2021 averaged ~2,918 boe/d with ~1,310 bbls/d of oil. The increase from Q3-2021 is due to the new wells being brought on stream and the resumption of ethane extraction at the 3rd party processing facility.

Quarterly Canada Production	2021			2020
	Q-3	Q-2	Q-1	Q-4
Canada crude oil (bbls/d)	601	687	564	618
Canada NGLs (bbls/d)	677	857	710	755
Canada natural gas (Mcf/d)	4,734	4,834	4,259	4,454
Total production (boe/d)	2,066	2,350	1,983	2,116

7

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

REVENUE
Petroleum and natural gas sales, net of royalties	57,868	16,740	126,515	81,366
Finance revenue	2	9	8	101
Other revenue	-	106	33	328
	57,870	16,855	126,556	81,795

EXPENSES
Production and operating	16,741	11,473	45,912	45,136
Overlift	15,551	-	15,551	-
Selling costs	2,161	54	3,866	1,103
General and administrative	4,230	2,542	12,937	8,397
Foreign exchange (gain) loss	(75)	(65)	(32)	100
Finance costs	227	552	1,030	1,956
Depletion, depreciation and amortization	6,592	5,493	18,366	23,402
Asset retirement obligation accretion	47	66	158	194
Loss (gain) on financial instruments	861	(395)	10,270	(7,568)
Gain on overlift liability	(120)	-	(120)	-
Impairment (reversal) loss	(31,521)	-	(31,521)	73,495
	14,694	19,720	76,417	146,215

Earnings (loss) before income taxes	43,176	(2,865)	50,139	(64,420)

Income tax expense - current	6,096	3,092	16,361	10,122
NET EARNINGS (LOSS)	37,080	(5,957)	33,778	(74,542)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	(1,296)	1,188	(130)	(1,371)
COMPREHENSIVE INCOME (LOSS)	35,784	(4,769)	33,648	(75,913)

Net earnings (loss) per share
Basic	0.51	(0.08)	0.47	(1.03)
Diluted	0.51	(0.08)	0.46	(1.03)

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	September 30, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	53,952	34,510
Accounts receivable	29,030	9,996
Prepaids and other	3,642	3,530
Product inventory	-	5,828
	86,624	53,864
Non-Current
Intangible exploration and evaluation assets	1,245	584
Property and equipment
Petroleum and natural gas assets	172,652	140,059
Other	2,334	2,917
Deferred taxes	4,408	3,723
	267,263	201,147

LIABILITIES
Current
Accounts payable and accrued liabilities	49,319	21,667
Derivative commodity contracts	3,285	398
Current portion of lease obligations	922	1,553
Current portion of long-term debt	-	14,897
Overlift liability	15,431	-
	68,957	38,515
Non-Current
Long-term debt	6,882	6,567
Asset retirement obligations	13,519	13,042
Other long-term liabilities	1,235	544
Lease obligations	51	461
Deferred taxes	4,408	3,723
	95,052	62,852

SHAREHOLDERS’ EQUITY
Share capital	152,805	152,805
Accumulated other comprehensive income	1,770	1,900
Contributed surplus	25,377	25,109
Deficit	(7,741)	(41,519)
	172,211	138,295
	267,263	201,147

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30
	2021	2020

Share Capital
Balance, beginning and end of period	152,805	152,805

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	1,900	1,134
Currency translation adjustment	(130)	(1,371)
Balance, end of period	1,770	(237)

Contributed Surplus
Balance, beginning of period	25,109	24,673
Share-based compensation expense	268	340
Balance, end of period	25,377	25,013

(Deficit) Retained Earnings
Balance, beginning of period	(41,519)	35,878
Net earnings (loss)	33,778	(74,542)
Balance, end of period	(7,741)	(38,664)

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

OPERATING
Net earnings (loss)	37,080	(5,957)	33,778	(74,542)
Adjustments for:
Depletion, depreciation and amortization	6,592	5,493	18,366	23,402
Asset retirement obligation accretion	47	66	158	194
Impairment (recovery) loss	(31,521)	-	(31,521)	73,495
Share-based compensation	1,403	(72)	4,990	(489)
Finance costs	227	552	1,030	1,956
Unrealized (gain) loss on financial instruments	(1,327)	267	2,891	(761)
Unrealized loss (gain) on foreign currency translation	2	(26)	14	6
Gain on overlift	(120)	-	(120)	-
Asset retirement obligations settled	(2)	-	(24)	(20)
Changes in non-cash working capital	14,645	(3,672)	17,356	(5,712)
Net cash generated by (used in) operating activities	27,026	(3,349)	46,918	17,529

INVESTING
Additions to intangible exploration and evaluation assets	(83)	-	(661)	(337)
Additions to petroleum and natural gas assets	(11,494)	(399)	(17,381)	(6,721)
Additions to other assets	(47)	(38)	(86)	(185)
Changes in non-cash working capital	5,642	(1,883)	7,989	(2,545)
Net cash used in investing activities	(5,982)	(2,320)	(10,139)	(9,788)

FINANCING
Interest paid	(190)	(396)	(774)	(1,526)
Increase in long-term debt	95	114	320	282
Payments on lease obligations	(499)	(366)	(1,570)	(1,141)
Repayments of long-term debt	(10,000)	(1,504)	(15,000)	(11,504)
Changes in non-cash working capital	3	-	(6)	-
Net cash used in financing activities	(10,591)	(2,152)	(17,030)	(13,889)

Currency translation differences relating to cash and cash equivalents	(140)	49	(307)	(38)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,313	(7,772)	19,442	(6,186)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	43,639	34,837	34,510	33,251
CASH AND CASH EQUIVALENTS, END OF PERIOD	53,952	27,065	53,952	27,065

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; the ratification of the amendment, extension, and consolidation of the Company’s Eastern Desert Concessions;  and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

bbl	barrels
bbls/d	barrels per day
Mbbls	thousand barrels
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
MMBtu	One million British thermal units
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Production Disclosure

Production Summary (WI before royalties and taxes):
	Oct - 21	Q3 - 21	Q2 - 21	Q1 - 21	Q4 - 20	Q3 - 20
Egypt (bbls/d)	10,964	11,276	10,727	10,238	10,268	9,812
Eastern Desert of Egypt (bbls/d)	10,445	10,653	9,917	10,052	10,132	9,635
Heavy Crude (bbls/d)	9,818	10,014	9,736	9,419	9,490	9,066
Light and Medium Crude (bbls/d)	627	639	181	633	642	569
Western Desert of Egypt (bbls/d)	519	623	810	186	136	177
Light and Medium Crude (bbls/d)	519	623	810	186	136	177
Canada (boe/d)	2,918	2,066	2,350	1,983	2,116	2,232
Light and Medium Crude (bbls/d)	1,310	601	687	564	618	661
Natural Gas (Mcf/d)	4,766	4,734	4,834	4,259	4,454	4,633
Associated Natural Gas Liquids (bbls/d)	794	677	857	710	755	798
Total (boe/d)	13,882	13,342	13,077	12,221	12,384	12,044

Production Guidance
	Low	High	Mid-Point
Egypt (bbls/d)	9,700	10,500	10,100
Heavy Crude (bbls/d)	8,940	9,678	9,309
Light and Medium Crude (bbls/d)	760	822	791
Canada (boe/d)	2,300	2,500	2,400
Light and Medium Crude (bbls/d)	767	833	800
Natural Gas (Mcf/d)	4,600	5,000	4,800
Associated Natural Gas Liquids (bbls/d)	767	833	800
Total (boe/d)	12,000	13,000	12,500

About TransGlobe

TransGlobe Energy Corporation is a cashflow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Jerry Keen Toby Gibbs	+44(0) 20 7408 4090